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                              December 30, 2020

       Alan Yu
       Chief Executive Officer
       Karat Packaging Inc.
       6185 Kimball Avenue
       Chino, CA 91708

                                                        Re: Karat Packaging
Inc.
                                                            Amendment 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
21, 2020
                                                            CIK 0001758021

       Dear Mr. Yu:

               We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

             After reviewing the information that you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement on Form S-1 submitted December 21, 2020

       Summary Selected Consolidated Financial and Operating Data, page 13

   1. We note your revisions made in response to prior comment 3 and the added disclosure of footnote (1) to the
table. Please revise disclosure in the second sentence of footnote (1)
                                                        to provide pro forma
effect only for the nine months ended September 30, 2020 and for the year ended December
31, 2019. The other referenced periods should not be given pro forma effect. In this
regard, the pro forma earnings per share data in the table on page 13 should be provided only
for the nine months ended September 30, 2020 and for the year ended December 31,
2019. Please also disclose in the table on page 13 the pro forma weighted average shares
outstanding used in the computation. This comment also applies to "Selected
Consolidated Financial and Operating Data" on page 39.
 Alan Yu
Karat Packaging Inc.
December 30, 2020
Page 2


Capitalization , page 37

2. We note your revisions made in response to prior comment 5. Please include a subtotal underlined amount for the aggregate total of the long term debt and line of credit along with underlines for the non-controlling interest and total stockholders' equity line items and a double underline for total capitalization.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Martin
James, Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameAlan Yu
                                                            Division of
Corporation Finance
Comapany NameKarat Packaging Inc.
                                                            Office of
Manufacturing
December 30, 2020 Page 2
cc:       Christina C. Russo, Esq.
FirstName LastName